UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-41573

HIGH-TREND INTERNATIONAL GROUP

(Translation of registrant’s name into English)

60 Paya Lebar Road

#06-17 Paya Lebar Square

Singapore 409051

+ 1 (646) 749 0591

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On March 13, 2026, High-Trend International Group (the “Company” or the “Registrant”) announced a major strategic initiative aimed at accelerating the Company’s expansion into the United States and strengthening its engagement with U.S. capital markets.

To further strengthen the Company’s governance framework and support its U.S. expansion, the board of directors of the Company (the “Board”) approved the establishment of a U.S. Operations Independent Governance Committee (the “Committee”).

The Company’s Chairman of the Board, Christopher Nixon Cox, a member of the family of former U.S. President Richard Nixon, will personally lead the Company’s strategic initiatives and operational development in the United States.

In addition to serving as Chair of the Committee, Mr. Cox will directly oversee the planning, investment execution, and operational development of the Company’s U.S. initiatives. As the core leader of the Company’s U.S. strategy, he will take on key responsibilities including formulating medium-to-long-term development strategies for the U.S. market, coordinating global resource networks for optimal integration, leading the identification, evaluation and execution of strategic M&A projects, and driving critical financing initiatives to solidify the Company’s capital structure.

The Committee will oversee U.S. strategy, capital market initiatives, major investments, and the development of strategic projects in the United States, providing a robust governance guarantee for the steady advancement of the Company’s U.S. business layout and the implementation of key strategic decisions. This Committee consists of Christopher Nixon Cox as Chairman, Christopher Renn and Jinyu Chang as members.

The Company also announced that it has established a long-term, performance-based equity incentive plan for Mr. Cox, which is designed to align the leadership’s performance with the creation of long-term shareholder value. Pursuant to a stock option agreement (the “Agreement”), Mr. Cox has been granted market-priced stock options to purchase an aggregate of 1,030,000 class A ordinary shares of the Company (the “Shares”), consisting of two tranches: Tranche 1 consists of options to purchase 80,000 Shares with an exercise price of $8.27 per share, based on the closing price of the Shares on the Nasdaq Capital Market on the grant date; Tranche 2 consists of options to purchase 950,000 Shares, also with an exercise price of $8.27 per share.

Under the incentive plan, a significant portion of the stock option grants will only vest upon the achievement of key strategic milestones:

Tranche 1 (80,000 Shares):

●	50,000 options vested immediately;

●	the remaining 30,000 Shares vest in stages during 2026–2027, subject to the recipient’s continued service with the Company, vesting as follows:

o	10,000 Shares vest on December 10, 2026, exercisable through December 10, 2036, which is a retention bonus and not subject to performance review;

o	10,000 Shares vest on December 10, 2026, exercisable through December 10, 2036, subject to performance review; and

o	10,000 Shares vest on December 10, 2027, exercisable through December 10, 2037, subject to performance review.

Tranche 2 (950,000 Shares):

●	will become exercisable upon the achievement of core strategic milestones including:

o	forming and leading the Company’s U.S. projects and ongoing operations;

o	raising a minimum of $50 million for the Company through one or more financing transactions;

o	the Company achieving a market capitalization of $300 million based on a 30-day VWAP on a fully diluted basis.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, the form of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Issuance of Press Release

On March 13, 2026, the Company issued a press release announcing the establishment of the Committee and the entry of the Agreement. A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

Exhibit Index

Exhibit
10.1	Form of Stock Option Agreement
99.1	Press Release dated March 13, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2026	HIGH-TREND INTERNATIONAL GROUP

	By:	/s/ Shixuan He
Shixuan He
Chief Executive Officer
(Principal Executive Officer)

4